CARDERO RESOURCE CORP.
Form 51-102F1
Management’s Discussion and Analysis
For the six month period ended April 30, 2011

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) for Cardero Resource Corp. (“Cardero” or the “Company”) for the three and six month periods ended April 30, 2011 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of June 10, 2011, and compares its financial results for the three and six month periods ended April 30, 2011 to the previous periods. This MD&A provides a detailed analysis of the business of Cardero and should be read in conjunction with the Company’s unaudited consolidated financial statements for the period ended April 30, 2011 as well as the audited consolidated financial statements for the year ended October 31, 2010. The Company’s reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars. The Company reports its financial position, results of operations and cash-flows in accordance with Canadian generally accepted accounting principles.

Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. These statements relate to future events or the future activities or performance of the Company. All statements, other than statements of historical fact, are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events. These forward looking statements include, but are not limited to, statements concerning:

  the Company’s strategies and objectives, both generally and specifically in respect of Pampa el Toro property, the Minnesota Iron/Titanium properties and the Carbon Creek Metallurgical Coal property;

  the potential for the expansion of the estimated resources at Pampa el Toro;

  the timing of decisions regarding the timing and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, the Company’s ongoing exploration programs on its properties;

  the Company’s estimates of the quality and quantity of the resources at its mineral properties;

  the timing and cost of the planned future exploration programs at the Minnesota Iron/Titanium and Carbon Creek Coal properties, and the timing of the receipt of results therefrom;

  the Company’s future cash requirements;

  the potential for further upgrading of the concentrate from Pampa el Toro and the potential for the commercial production of pig iron from Pampa el Toro concentrate;

  the potential for the commercial recovery of titanium and vanadium from the slag resulting from the processing of Pampa el Toro concentrate to make pig iron;

Cardero Resource Corp.
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Management Discussion & Analysis
Six month period ended April 30, 2011	Page 2

  general business and economic conditions; and

  the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations.

Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including, but not limited to, risks related to the Company’s inability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

  the level and volatility of the price of commodities, and iron ore, coal, vanadium and titanium in particular;

  general business and economic conditions;

  the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s planned exploration programs, particularly at the Minnesota Iron/Titanium and Carbon Creek Coal properties;

  conditions in the financial markets generally;

  the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with its ongoing and planned exploration programs;

  the Company’s ability to attract and retain key staff;

  the accuracy of the Company’s resource estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

  the timing of the ability to commence and complete the planned work at the Minnesota Iron/Titanium and Carbon Creek Coal properties;

  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration programs at the Company’s properties and the Company’s ability to comply with such terms on a safe and cost-effective basis;

  the ongoing relations of the Company with its underlying optionors/lessors and the applicable regulatory agencies;

  that the metallurgy and recovery characteristics of samples from certain of the Company’s mineral properties are reflective of the deposit as a whole;

Cardero Resource Corp.
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Management Discussion & Analysis
Six month period ended April 30, 2011	Page 3

  the Company’s ability to negotiate and enter into appropriate off-take agreements for the potential products from any operation at Pampa el Toro, and Carbon Creek; and

  the Company’s ability to overcome any potential difficulties in adapting pilot scale operations and testing to commercial scale operations.

These forward looking statements are made as of the date hereof and the Company does not intend and does not assume any obligation, to update these forward looking statements, except as required by applicable law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Caution Regarding Adjacent or Similar Mineral Properties

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC. As the Company meets the definition a “foreign private issuer” under applicable SEC rules and is preparing this MD&A pursuant to Canadian disclosure requirements under the Canada-U.S. Multi-Jurisdictional Disclosure System, this MD&A is not subject to the requirements of SEC Industry Guide 7. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company’s properties.

Caution Regarding Reference to Resources and Reserves

National Instrument 43-101 Standards of Disclosure of Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM and, with respect to coal, in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988.

United States investors are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology set forth in SEC Industry Guide 7. Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
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of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made. The SEC has taken the position that mineral reserves for a mineral property may not be designated unless: (i) competent professional engineers conduct a detailed engineering and economic study, and the “bankable” or “final” feasibility study demonstrates that a mineral deposit can be mined profitably at a commercial rate; (ii) a historic three-year average commodity price is used in any reserve or cash flow analysis used to designate reserves; and (iii) the company has demonstrated that the mineral property will receive its governmental permits, and the primary environmental document has been filed with the appropriate governmental authorities.

Caution Regarding Historical Results

Historical results of operations and trends that may be inferred from the discussion and analysis in this MD&A may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See “Risk Factors - Share Price Volatility”.

All of the Company's public disclosure filings, including its most recent management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

DATE

This MD&A reflects information available as at June 10, 2011.

RESULTS OF OPERATIONS

Background

Cardero Resource Corp. is a junior resource mineral exploration company. Its assets consist of interests in mineral properties, investments and cash. The Company funds its operations primarily through the sale of its equity securities, its investments and interests in its mineral properties. The mineral exploration business is very high risk (See “Risk Factors”).

Exploration Activities

Through 2011 Cardero will be focussed on migration from high-risk, early-stage grassroots exploration projects and will focus on bulk commodities such as metallurgical coal and iron, add value through identification and acquisition of advanced projects.

In recent years, Cardero's focus has increasingly been on iron ore and iron-making technologies. The sale of Cardero's wholly-owned Pampa de Pongo iron deposit in late 2009 for US$100 million cash represented an early success in the iron market. Cardero continues to hold significant iron ore resources at the Iron Sands Project in Peru and iron-titanium interests in Minnesota, USA.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 5

In keeping with bulk-commodity focus, Cardero acquired a 45% interest in Coalhunter Mining Corporation, with a right to increase its interest to 51% in certain circumstances. Coalhunter holds a 75% interest in the Carbon Creek Metallurgical Coal Deposit in north-eastern British Columbia. In March 2011, Cardero announced its intention to acquire 100% of Coalhunter and the Carbon Creek metallurgical coal deposit in north-eastern British Columbia, Canada, and this transaction was completed on June 1, 2011. Details of the transaction are outlined below.

Cardero is actively assessing, acquiring interests in and exploring a number of mineral exploration properties. At the present time, it is focusing its activities in Minnesota in the United States and British Columbia, Canada, where it has established subsidiaries and the infrastructure to enable it to actively work in such countries. The Company, through its subsidiaries, holds, or has the right to acquire interests in, mineral properties in these countries. However, at the present time it does not consider all of these to be material as, in many cases, the properties are in the early stages of evaluation, or have not had sufficient work done on them by the Company to determine if they are material.

Cardero presently considers its material properties to be the Pampa el Toro Iron Sands Project in Peru, the Minnesota Iron-Titanium properties in the United States and the Carbon Creek Metallurgical Coal deposit in British Columbia, Canada.

Property	Total Costs to October 31, 2010	Total Costs to April 30, 2011	Estimated Fiscal 2011 Expenditures(1)
Pampa el Toro Iron Sands, Marcona, Peru	$10,254,095	$11,438,480	$2,000,000
Minnesota Iron-Titanium Projects, USA	$2,869,892	$2,883,413	$1,000,000
Carbon Creek Metallurgical Coal Project, BC, Canada	$3,138,691	$10,096,571	$5,000,000

Note:	1.

This amount represents the estimated exploration expenditures for fiscal year ending October 31, 2011 and does not include property acquisition costs. Estimated expenditures are contingent upon ongoing successful results justifying further expenditures.

During the quarter ended April 30, 2011 and to June 10, 2011, the Company was primarily focussed on promoting the Pampa el Toro Iron Sands program as a viable project for the production of iron ore concentrate and/or pig iron to serve the needs of the People’s Republic of China (“PRC”), formulating and commencing the drilling programs for the Longnose and TiTac properties and planning and completing a drill program on the Organullo property in Argentina and completing the acquisition of Coalhunter, together with its ongoing efforts to investigate and evaluate additional potential acquisitions.

Material Mineral Properties

Carbon Creek Metallurgical Coal Deposit, British Columbia

On June 1, 2011, the Company completed the acquisition of all of the issued and outstanding shares of Coalhunter not already owned by the Company. As set out in the plan of arrangement approved by the Coalhunter shareholders on May 19, 2011 and by the Supreme Court of British Columbia on May 20, 2011, on the effective date each holder of Coalhunter shares as at the effective date (other than the Company) received 0.8 of a common share of the Company for each common share of Coalhunter held. In connection with the acquisition of Coalhunter, the Company issued an aggregate of 23,397,002 common shares. Accordingly, the Company now has 82,922,604 common shares issued and outstanding. An additional 6,285,543 common shares are reserved for issuance for incentive stock options and share

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 6

purchase warrants and a property share issuance to former Coalhunter optionees and warrant holders and a property vendor.

Coalhunter, now a wholly owned subsidiary of the Company, has successfully negotiated agreements to explore and, if warranted, develop, the Carbon Creek Metallurgical Coal deposits in the Peace River Coal Field located in the northeast region of British Columbia. The property consists of a lease of freehold coal and certain coal licenses issued, or to be issued, by the British Columbia government. Coalhunter will hold a 75% interest in the joint venture and its co-venturer will hold a 25% carried interest. Coalhunter will be required to fund all exploration, development and mining costs, and the co-venturer will receive 25% of the net proceeds (after recovery by Coalhunter of its capital expenditures and ongoing operating costs).

Information in this MD&A regarding the Carbon Creek Metallurgical Coal deposit is based on information provided by a NI 43-101 technical report prepared by Lawrence D. Henchel, PG (Utah) of Norwest Corporation, of Calgary Alberta and Salt Lake City, Utah, an independent contractor. The Norwest report is dated June 3, 2011 and is entitled “Technical Report, Carbon Creek Coal Property, British Columbia, Canada” (the “Carbon Creek Report”). The following summary is from the Carbon Creek Report, and readers are encouraged to review the entire Carbon Creek Report, which is filed on SEDAR at www.sedar.com.

The Carbon Creek property is in the Peace River Coalfield and consists of twelve Coal License Applications and ten Crown Granted District Lots (CGDL), comprising a contiguous tenure parcel of 17,200 ha. The CGDL’s, totalling approximately 2,600 ha, are controlled by P. Burns Resources Ltd. (Burns) of Calgary, Alberta, Canada. Cardero has obtained certain rights to the property through its purchase of Coalhunter on June 1, 2011. As a result of this transaction, Cardero has a Coal Option Agreement with Burns for the CGDL’s and has entered into a joint venture agreement with them for the Coal License Application areas they control outside of the CDGL’s. The area of concern addressed in the Carbon Creek Report has been explored under numerous companies and various configurations of licensing and land and mineral control.

Burns has submitted ten of the twelve current Coal License Applications. Cardero, as Coalhunter, submitted one additional license application and has a purchase agreement in place with Alan A. Johnson, applicant, for control of the final license. Once approved and with fulfillment of the purchase agreement terms, this final license will become the sole property of Cardero. The terms of the joint venture between Cardero and Burns gives Burns a carried interest of 25% of profits after payback to Cardero has been made for development capitalization and purchase of the Johnson license.

The geologic sources of information used in the Carbon Creek Report are coal exploration assessment reports and mining studies kept on file by the BC Ministry of Energy, Mines and Petroleum Resources (MEMPR). Additionally, numerous files containing original logs and drilling data were supplied by Coalhunter, for whom the Carbon Creek Report was initially prepared prior to the Cardero acquisition. The Carbon Creek Report has been addressed to Cardero at the request of and with permission of both Cardero and Coalhunter. The author of the Carbon Creek Report, a qualified person for coal exploration and resource estimation, personally inspected the property during a site visit conducted on July 23, 2010 and again on October 22 and 23, 2010.

The Carbon Creek property lies approximately 60 km northwest of the town of Chetwynd and 40 km west of the town of Hudson’s Hope. The property is accessible by road. Improved forest service roads connect the property with British Columbia Highway 29 between the towns of Chetwynd and Hudson Hope. The CN Rail line connecting Fort St John and Tumbler Ridge areas with Prince George passes 30km south of

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Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 7

the property. The CN Rail line provides direct access to the ports of Vancouver and Ridley Terminals in Prince Rupert, BC. No commercial mining has been documented or observed on the property.

The property has been explored for its coal resources since the early 1900’s. Utah International (now BHP Billiton) and its subsidiary, Utah Mines Ltd, performed the most substantial and well documented exploration efforts between 1971 and 1981. Nearly annual exploration campaigns during this period consisted of field mapping, core and rotary drilling, trenching, and mechanized adit drives utilizing underground mining equipment. Coal samples were obtained from core, rotary cuttings, surface excavations and in bulk from the adit drives. Estimates of coal tonnage and coal quality were made periodically throughout the Utah exploration campaigns.

The Carbon Creek property lies within the Inner Foothills structural province of western Canada and contains medium volatile bituminous coals of the Gething Formation. The Foothills belt is characterized by folded and faulted Mesozoic sediments that are in transition between the relatively gently-dipping, non-deformed formations of the Alberta Plateau to the east and the highly-deformed Rocky Mountain Trend to the west. The subsequent structural deformation resulted in increased pressures and heat flows that have imparted metallurgical properties to the coal seams as evidenced from the vitrinite reflectance, swelling characteristics, and overall maturity of the coal seams.

The Gething Formation consists of dark grey mudstone, siltstone, very-fine to coarse-grained sandstone, carbonaceous mudstone, silty and sandy mudstone, coaly plant debris, minor bentonite, black shale, occasional minor tuffs in the upper part, minor conglomerates and abundant but relatively thin coal seams.

Structural interpretations of the Carbon Creek property portray a rather broad, canoe-shaped syncline lying between two anticlinal belts that straddle the western and eastern boundaries of the property. Dips in the central portion of the property are nearly flat, ranging from 0º to 15º, increasing to up to 30º locally along the synclinal flanks in the east and west portions of the property. The northern half of the property is significantly better understood geologically than the southern half. It is believed that the southwest portion of the property becomes geologically more complex and has proven more difficult to explore due to the thicker covering of glacial till.

Over thirty coal seams occur in the middle and upper portions of the Gething Formation. Sixteen seams have proven to be persistent and correlatable through the northern half of the property. Twelve main seams have figured prominently in historic coal tonnage calculations. Table 1 shows the thickness of the twelve main coal seams occurring within the property.

TABLE 1
AVERAGE SEAM THICKNESS

Seam	Thickness (ft)	Thickness (m)
58	4.12	1.25
55	5.16	1.57
54	4.44	1.35
52	4.93	1.50
51A	4.25	1.30
51	4.51	1.38
47	3.71	1.13
46	5.40	1.65
40	4.94	1.50
31	6.58	2.00
15	6.57	2.00
14	6.25	1.91

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 8

For coal deposits, “mineralization” refers to coal development and coal seam stratigraphy. The coals occurring within the Carbon Creek property are thought to occur in the upper to middle sections of the Gething Formation. The coal deposition found on the property is typical of the Gething Formation, consisting of abundant but relatively thin coal seams, some showing favourable metallurgical properties. Although there are numerous seams throughout the property, the twelve listed in Table 3.1 are developed sufficiently to be considered to be of economic significance.

Norwest has created a digital geologic model from hardcopy data provided by Coalhunter and various data available from public sources. Basic validation exercises were conducted on existing data and a validation drilling program was conducted by Coalhunter during October and November 2010. The author assisted with planning and implementing the validation program and observed drilling activities on October 22 and 23, 2010. Other Norwest personnel were onsite for the drilling of the first two core holes and confirmed that the field procedures being employed by Coalhunter for the validation exercise were consistent with current industry standards. The results of the validation drilling proved positive, which leads the author to believe that the base geologic data used in the Norwest model is valid and that current geologic interpretations are a fair representation of the geology of this property, given all data available and reviewed at the time of this report.

Typical analyses of coal within the Carbon Creek resource base area are presented in Table 2. Values shown are for raw, unwashed coal. Processing raw coal using density-specific media (coal washing) is widely used to improve coal quality by reducing ash content and raising its calorific value. Coking properties such as swelling (FSI) and dilation are typically improved as well, as discussed in the Carbon Creek Report.

TABLE 2
RAW COAL QUALITY

Seam	Thickness (m)	Coal Quality (air dried basis)
		Moisture (%)	Ash (%)	Sulphur (%)	Volatile Matter (%)	Fixed Carbon (%)	BTU/lb	FSI
58	1.14	2.60	12.56	0.92	28.92	55.93	12,663	2.0
55	1.57	2.74	12.42	0.68	28.59	56.26	12,893	2.5
54	1.39	2.78	5.66	0.83	27.36	64.20	13,926	1.5
52	1.63	2.18	17.14	1.88	28.33	52.35	12,178	4.0
51A	1.29	2.74	6.25	0.80	28.01	63.00	13,902	2.0
51	1.51	2.73	9.63	0.73	26.42	61.23	13,228	2.0
47	1.14	2.53	15.49	0.91	24.00	57.98	12,441	1.5
46	1.70	2.60	6.50	0.83	26.92	63.99	13,907	2.0
40	1.95	2.02	13.99	1.17	27.16	56.83	12,892	5.5
31	1.99	1.50	25.74	1.42	24.33	48.43	10,906	6.0
15	2.17	1.08	17.11	0.57	21.14	60.67	12,602	2.5
14	2.11	0.95	19.03	0.57	19.20	60.83	12,362	3.0
Average	1.63	2.09	14.13	0.94	25.47	58.32	12,756	3.0

A resource estimation of the Carbon Creek property was completed in accordance with the procedures and criteria of GSC Paper 88-21 as required by NI 43-101. The mineral resource estimates for surface and underground moderate geology-type coal reported from the current Carbon Creek geologic model are outlined in Table 3. The resource statement is current as of June 3, 2011.

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Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 9

TABLE 3
CLASSIFICATION OF RESOURCES – CARBON CREEK PROPERTY – JUNE 3, 2011

Deposit Type	ASTM Coal Rank	Measured (Mt)	Indicated (Mt)	Inferred (Mt)
Surface	mvB	10.5	7.4	6.8
Underground	mvB	40.0	56.1	82.3
Total	mvB	114.0		89.1

Utah conducted numerous environmental studies as part of their development strategy for the Carbon Creek property. References to an Environmental Impact Assessment submittal have been found in the historic Utah files, including comments on the submittal’s adequacy from MEMPR. While current environmental and cultural assessments will need to be conducted, the past efforts should provide baseline data from which to work. It should be noted that the main development area in the northern half of the property lies outside the Area of Critical Community Interest (ACCI) as defined by the British Columbia provincial government.

It is recommended that future development work include a drilling program targeted at preparing the property for technical mining and economic evaluation. The main objectives of this exploration should be to:

  Infill gaps in existing drill hole spacing for improved seam characterization and the correlation of currently uncorrelated seams.

  Move Inferred resources into the Measured plus Indicated resource assurance category.

  Conduct deeper drilling in areas targeted for potential underground mining at depth.

  Obtain bulk samples of main seams showing positive coking characteristics for current characterization of metallurgical properties.

  Collect geotechnical data appropriate for areas amenable to either surface or underground mining methods.

  Conduct groundwater tests, including pumping and packer tests, to characterize hydrologic regime.

  Install groundwater monitor wells to record baseline hydrologic data for permitting requirements.

A 40 hole drilling project providing for these recommended areas of data collection and analysis is estimated to cost approximately US$4.90 million and provides for an updated geological model and resource report.

The accuracy of resource and reserve estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time the Carbon Creek Report was prepared, the estimates presented therein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources or reserves will be recoverable.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 10

The Company intends to proceed with the recommended program in the Carbon Creek Report, and anticipates that the program will commence in mid to late June, 2011. All necessary permits are in place, and the Company has the funds to complete the proposed program. Results will be released as they are received, compiled and interpreted.

Longnose and Titac Iron Titanium Projects, Minnesota

During the quarter and to date the Company completed the exploration program recommended in the NI 43-101 technical report dated January 27, 2011 entitled “Longnose and Titac Iron Titanium Exploration Project, Minnesota, USA – Exploration Results 2010” prepared by EurGeol Keith J. Henderson, P.Geo (the Company’s Vice-President, Exploration) and Stephen (Jayson) Ripke, QP, MMSA (the Vice-President, Technical, of Cardero Iron Ore Management (USA) Inc.) (the “Minnesota Report”). Readers are encouraged to review the Minnesota Report, which is filed on SEDAR at www.sedar.com. SRK Consulting of Vancouver, Canada has been retained to prepare an independent NI 43-101 resource estimate for Titac South and Longnose. The Company is awaiting final drill results from the 2011 winter drilling program and, once received, SRK will begin calculating an initial 43-101 resource estimate.

During the period, the Company received the final drill results from its 2010 drill program at the Titac Iron Titanium project in northern Minnesota, USA. Results confirm the presence of semi-massive to massive iron and titanium oxide and associated copper mineralization over exceptionally broad intervals. The Company has completed a total of 36 diamond drill holes on the Minnesota projects for a total of 11,506 metres, with significant iron-titanium and copper mineralization being intersected in the majority of the holes at both projects. Final results are presented for Titac North and South (Table 4).

TABLE 4
DRILL RESULTS FROM TITAC IRON-TITANIUM PROJECT IN MINNESOTA

TITAC SOUTH		From (m)	To (m)	Thickness (m)	Weighted Average (%)
Drillhole					TiO2%	Fe2 O3%	Cu %
TTC-015-2010		39.9	109.4	69.5	16.4	30.8	0.35
	incl.	39.9	56.4	16.5	25.6	41.2	0.48
	incl.	76.4	97.5	21.1	19.6	35.2	0.46
TTC-016-		40.5	101.5	61.0	18.4	36.9	0.27
201020120102010N	incl.	40.5	69.2	28.7	22.6	40.7	0.36
TTC-017-2010		214.3	229.5	15.2	17.2	25.4	0.20
TTC-018-2010		38.4	84.7	46.3	18.1	34.1	0.30
TTC-019-2010		27.9	490.0	462.1	20.6	33.2	0.37
TTC-020-1020		38.9	185.0	146.1	17.2	33.6	0.29
	incl.	38.9	81.1	42.2	20.3	37.0	0.38
TTC-021-2010		30.8	374.0	343.2	17.6	30.6	0.21
	incl.	94.8	374.0	279.2	19.5	33.0	0.24
	incl.	187.8	217.8	30.0	28.7	45.5	0.20
	incl.	335.9	364.8	28.9	27.7	34.2	0.32
TTC-022-2010		29.9	92.4	62.5	16.6	33.1	0.25
TTC-023-2010		213.7	239.9	26.2	18.6	27.5	0.32
TTC-024-2010		146.0	213.8	67.8	16.4	32.6	0.18
		256.6	291.8	35.2	20.1	35.2	0.24
		264.0	278.6	14.6	23.4	36.2	0.28

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Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 11

TITAC SOUTH		From (m)	To (m)	Thickness (m)	Weighted Average (%)
Drillhole					TiO2%	Fe2 O3%	Cu %
TTC-025-2010		29.3	120.7	91.4	19.3	46.6	0.21
	incl.	29.3	42.1	12.8	29.1	50.5	0.19
	incl.	82.3	100.6	18.3	21.7	42.2	0.23
		138.1	282.9	144.8	17.9	30.5	0.21
		349.9	369.4	19.5	22.2	38.5	0.25
TTC-026-2010	incl.	168.2	328.6	160.4	19.3	33.6	0.27
TTC-027-2010		152.7	383.4	230.7	17.5	31.7	0.28
	incl.	182.3	221.9	39.6	20.4	33.4	0.30
		293.2	323.1	29.9	20.7	35.1	0.33
TTC-028-2010		29.4	134.7	105.3	20.2	34.9	0.28
	incl.	29.4	77.7	48.3	24.2	39.5	0.37
TTC-029-2010		29.3	276.5	247.2	17.5	33.6	0.15
	incl.	29.3	162.5	133.2	20.7	38.6	0.17
	incl.	29.3	88.4	59.1	24.2	44.4	0.13
TTC-030-2010		43.0	83.2	40.2	20.4	39.0	0.18
		145.4	177.1	31.7	17.8	29.2	0.22

TITAC NORTH	From (m)	To (m)	Thickness (m)	Weighted Average (%)
Drillhole				TiO2%	Fe2O3%	Cu %
TTC-006-2010	40.5	53.2	12.7	16.3	33.9	0.24
TTC-007-2010	292.5	360.9	68.4	15.3	36.5	0.28

Pampa El Toro Iron Sands Project, Peru

The Company’s Iron Sands project now comprises an aggregate of 21 concessions in two dune fields –Pampa el Toro and Carbonera. Of these concessions, 16 (12,100 hectares in four areas) are owned 100% by the Company and 5 concessions (3,600 hectares in 2 areas) are held under option from an arm’s length private Peruvian company. The Iron Sands project is located near the city of Nazca in the desert coastal region of southern Peru approximately 45 kilometres northeast of the port of San Juan and close to the large Marcona iron mine and the Pampa de Pongo iron deposit. The primary focus of the Company’s work during the quarter and to date continues to be the Pampa el Toro dune field.

During the quarter and to date the Company continued to promote the Pampa el Toro program as a viable project for the production of iron ore concentrate and/or pig iron to serve the needs of steelmakers located in the PRC.

At the present time, the Company is actively engaged in negotiations to secure a partner who can help move the project to a commercial stage and, although the Company is presently in discussions with interested entities (including conducting property visits), there can be no assurance that it will be able to do so.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 12

Other Mineral Projects

Mexico

Baja IOCG

The Company has engaged personnel at the Colorado School of Mines (“CSM”) to review the results of work on the Baja IOCG project to date and determine potential additional areas for drill testing. In conjunction with this work, the Company plans to produce a comprehensive summary report outlining work completed to date and the work recommended by the CSM researcher.

Corrales and Santa Teresa Projects Option

Ethos Capital Corp. (“Ethos”), the TSX Venture Exchange (“TSXV”) listed capital pool company to which the Company has optioned its Corrales and Santa Teresa zinc-lead-silver projects in Mexico as a qualifying transaction, received TSXV acceptance to the transaction on July 17, 2009. The Company understands that Ethos will be proceeding with the work program at Santa Teresa outlined in the Technical Report filed in support of its qualifying transaction (available on SEDAR) but, to the date of this MD&A, has not received any progress report or exploration data.

Argentina

Organullo

The Organullo Project is located in the Salta Province of north-western Argentina in the central South American Andes mountain ranges approximately 18 kilometres by road south of San Antonio de Los Cobres. The Company holds a 100% interest in the property, which covers approximately 6,100 hectares.

The positive results from surface exploration, conducted during 2009 and early 2010, indicated the potential for a large, bulk-tonnage gold system. In mid-2010, the Company commenced a 2,000 metre, 5-hole diamond drill program. The drilling was designed to test an approximately 2.1 -kilometre long by 800-metre wide north-south trending structural zone defined by the coincidence of significant historical drill intercepts, gold-in-rock surface geochemistry, and variably developed advanced argillic (alunite+/-dickite+/-pyrophyllite) and silica alteration in the vicinity of the former Julio Verne mine.

A total of 8 diamond drillholes were drilled during the program for a total of 2,053 metres, but drilling was hampered by technical difficulties and poor ground conditions. As a result, none of the drillholes tested the geophysical targets at depth.

The grades intersected are not considered to be significant but since the priority targets remain untested, the property does warrant additional exploration. No further work on this property is planned by Cardero. The Company has signed a number of confidentiality agreements and hopes to secure a joint venture partner during 2011, which would allow exploration to progress and allow Cardero to focus on core projects. However, there can be no certainty that the Company will be successful is securing a partner for the project.

Los Manantiales (Mina Angela) Project

On December 3, 2008, Hochschilds Mining Holdings Limited terminated its option to acquire an interest in the project, and returned all interest in the property to the Company. The Company is still awaiting

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 13

receipt of all the data generated by Hochschilds in connection with its activities on the property as required by the option agreement. However, several attempts to secure such data have been unsuccessful. In lieu of receipt of a complete dataset, Cardero geologists have begun compilation and targeting at the project. The Company anticipates that it will commence an initial work program upon the completion of the data compilation and review, but this is not anticipated to be until the third quarter of 2011 at the earliest.

Minas Pirquitas

On July 17, 2009, the Company and Davcha Resources Pty. Ltd. finalized the formal agreement in connection with the option to Davcha to earn a 55% interest in the property. Davcha is the operator. The Company has been advised that Davcha has agreed to option its interest in the Minas Pirquitas property, and four other properties in the same region, to Artha Resources Corporation (“Artha”). Pursuant to the Cardero/Davcha agreement, Davcha is required to incur expenditures of USD 50,000 on or before July 14, 2010 and additional expenditures of USD 950,000 on or before July 14, 2013.

No additional formal updates have been received from Artha during the current quarter or to date. However, Artha has advised that it is considering drill testing the Noelia target in the coming 3-6 months, depending on drill schedules from other projects. Information will be released as received from Artha.

Risk Factors

The Company is in the business of acquiring, exploring and, if warranted, developing and exploiting natural resource properties, primarily in Canada, Mexico, Argentina, Peru and the United States. Due to the nature of the Company’s proposed business and the present stage of exploration of its mineral properties (which are primarily early to advanced stage exploration properties and, with the exception of the Pampa el Toro Iron Sands project in Peru and the Carbon Creek Coal property in British Columbia, with no known resources and or known reserves), the following risk factors, among others, will apply:

Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

There are no known reserves and, other than on the Pampa el Toro Iron Sands Project and the Carbon Creek Metallurgical Coal Project, there are no known resources, on any of the Company’s properties. The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore. Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body which can be legally and economically exploited. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 14

Fluctuation of Commodity Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the minerals produced. The Company’s long-term viability and profitability depend, in large part, upon the market price of minerals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The recent price fluctuations in the price of all commodities for which the Company is presently exploring is an example of a situation over which the Company has no control and may materially adversely affect the Company in a manner that it may not be able to compensate for. The supply of and demand for minerals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any such deposits can be mined at a profit.

Recent market events and conditions: From 2007 into early 2010, the U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems have led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

While these conditions appear to have improved slightly in later 2010 and into 2011, unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

General Economic Conditions: The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically:

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 15
  The global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity the volatility of gold and other base metal prices may impact the Company’s future revenues, profits and cash flow volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs the devaluation and volatility of global stock markets impacts the valuation of the Company’s common shares (“Common Shares”), which may impact the Company’s ability to raise funds through the issuance of Common Shares

These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Share Price Volatility: In 2010 and into 2011, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced unprecedented fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of junior natural resource companies have experienced an unprecedented decline in value and there has been a significant decline in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price. As a consequence, despite the Company’s past success in securing significant equity financing, market forces may render it difficult or impossible for the Company to secure placees to purchase new share issues at a price which will not lead to severe dilution to existing shareholders, or at all. Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

Acquisition of Mineral Properties under Agreements: The agreements pursuant to which the Company has the right to acquire a number of its properties provide that the Company must make a series of cash payments and/or share issuances over certain time periods, expend certain minimum amounts on the exploration of the properties or contribute its share of ongoing expenditures. Failure by the Company to make such payments, issue such shares or make such expenditures in a timely fashion may result in the Company losing its interest in such properties. There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

Title Matters: The acquisition of title to mineral properties in Mexico, Peru and Argentina is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. While the Company has diligently investigated title to all mineral properties in which it has an interest and, to the best of its knowledge, title to all such properties is in good standing or, where not yet granted,

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 16

the application process appears to be proceeding normally in all the circumstances, this should not be construed as a guarantee of title or that any such applications for concessions will be granted. Title to mineral properties may be affected by undetected defects such as aboriginal or indigenous peoples’ land claims, or unregistered agreements or transfers. The Company has not obtained title opinions for the majority of its mineral properties. Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in the applicable jurisdiction, the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate. This is a particular problem in many areas of Mexico, Argentina and Peru, where blockades of access to the Company’s properties, hostile actions by local communities and the potential unwillingness of local police or governmental officials to assist a foreign company against its own citizens can result in the Company being unable to carry out any exploration activities despite being legally authorized to do so and having complied with all applicable local laws and requirements.

No Assurance of Profitability: The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable. The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. All of the Company’s properties are in the exploration stage and the Company has not defined or delineated any proven or probable reserves on any of its properties. None of the Company’s properties are currently under development. Continued exploration of its existing properties and the future development of any properties found to be economically feasible, will require significant funds. The only present source of funds available to the Company is through the sale of its equity securities or the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk. Uninsured or Uninsurable Risks: Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. The Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 17

premiums and of such liabilities would reduce the funds available for exploration and production activities.

Government Regulation: Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

Foreign Countries and Political Risk: The Company has mineral properties located in Peru, Argentina, Mexico and the United States. In such countries, mineral exploration and mining activities may be affected in varying degrees by political or economic instability, expropriation of property and changes in government regulations such as tax laws, business laws, environmental laws and mining laws. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may materially adversely affect it business, or if significant enough, may make it impossible to continue to operate in certain countries. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, foreign exchange restrictions, export controls, income taxes, expropriation of property, environmental legislation and mine safety.

Dependence Upon Others and Key Personnel: The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) the ability to attract and retain additional key personnel in exploration, mine development, sales, marketing, technical support and finance. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company’s operations will depend. The Company has relied and may continue to rely, upon consultants and others for operating expertise.

Exploration and Mining Risks: Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

Currency Fluctuations: The Company presently maintains its accounts in Canadian dollars. Due to the nature of its operations in such countries, the Company also maintains accounts in U.S. dollars, Mexican

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 18

and Argentinean pesos and Peruvian nuevo soles. The Company’s operations in the United States, Mexico, Argentina and Peru and its proposed payment commitments and exploration expenditures under many of the agreements pursuant to which it holds, or has a right to acquire, an interest in its mineral properties are denominated in U.S. dollars, making it subject to foreign currency fluctuations. Such fluctuations are out of its control and may materially adversely affect the Company’s financial position and results. The Company does not engage in any hedging programs with respect to currencies.

Environmental Restrictions: The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

Regulatory Requirements: The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of the Company’s properties.

Limited Experience with Development-Stage Mining Operations: The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places its resource properties into production.

Estimates of Mineral Reserves and Resources and Production Risks: The mineral resource estimates presented in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists, and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 19

or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates. Accordingly, there can be no assurance that:

  these estimates will be accurate;
  reserves, resource or other mineralization figures will be accurate; or
  this mineralization could be mined or processed profitably.

Because the Company has not commenced production at any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated resources described in the Company’s filings with securities regulatory authorities, press releases and other public statements that may be made from time to time should not be interpreted as assurances of mine life or of the profitability of future operations. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for gold, silver or base metals, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The failure to establish proven and probable reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

Enforcement of Civil Liabilities: As many of the assets of the Company and its subsidiaries are located outside of Canada and the United States, and certain of the directors and officers of the Company are resident outside of Canada and/or the United States, it may be difficult or impossible to enforce judgements granted by a court in Canada or the United States against the assets of the Company and its subsidiaries or the directors and officers of the Company residing outside of such country.

Mining Industry is Intensely Competitive: The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 20

rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The Company may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers: Investors in Common Shares that are U.S. taxpayers should be aware that Cardero believes that it has been in one or more prior tax years, and may be in current and future tax years, a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). However, no determination has been made regarding Cardero’s PFIC status for any particular tax year. If Cardero is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income.

Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to Cardero generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of Cardero’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by Cardero. U.S. taxpayers should be aware, however, that there can be no assurance that Cardero will satisfy record keeping requirements under the QEF rules or that Cardero will supply U.S. taxpayers with required information under the QEF rules, if Cardero is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if Cardero is a PFIC and the Common Shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which Cardero is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the Common Shares.

The above paragraphs contain only a brief summary of certain U.S. federal income tax considerations. Investors should consult their own tax advisor regarding the PFIC rules and other U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

Results of Operations

In the six months ended April 30, 2011, the Company had a net income of $1,490,314 compared to $48,208,480 for the six months period ended April 30, 2010, and during the three month period ended April 30, 2011, the Company had a loss of $2,859,176 or $(0.05) per share as compared to a loss of $14,053,095 or $(0.24) per share for 2010.

The following discussion explains the variations in key components of these numbers but, as with most junior mineral exploration companies, the results of operations are not the main factor in establishing the financial health of the Company. Of far greater significance are the mineral properties in which the Company has, or may earn, an interest, its working capital and how many shares it has outstanding.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 21

Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options.

Six months ended April 30, 2011 compared to six months ended April 30, 2010

A significantly higher income in the period ended April 30, 2010 was due to the payments received of $93,607,400 (USD 88,000,000) from the sale of Pampa de Pongo property, which have been recognized in other income of the comparative period, net of related property costs of $635,895 and transaction costs of $4,345,904 and before applicable income taxes.

The Company’s general and administrative costs were $3,992,313, compared to $3,623,237 in 2010. The major expense categories involved in this 10% increase are as follows:

  Investor relations of $904,881 (2010 - $580,298), primarily as a result of $242,153 (2010 - $Nil) in stock-based compensation (“SBC”) associated with stock options granted. Costs also increased in advertising due to an electronic media awareness effort, and in the category of promotion relating to both current and potential acquisitions.
  Property investigation of $326,255 (2010 - $80,832), primarily due to the ongoing maintenance costs of $215,614 incurred on the Baja IOCG project, which has been previously written down while the Company continues to seek joint venture partners;
  Amortization of $42,082 (2010 - $33,580), primarily due to the relocation of the Vancouver office.

At the same time, the Company saw decreases in the following categories:

  Consulting fees of $590,206 (2010 - $732,436), decreased as a result of the fees paid to consultants hired on the sale of Pampa de Pongo property, which has no comparative impact for the current year;
  Insurance of $55,128 (2010 - $89,834), declined primarily due to a decrease in the Directors & Officers insurance premiums and increased recoveries from other Cardero group companies for office related insurance ;
  Bad debt of $ Nil (2010 - $104,835). The prior year’s writeoff was as a result of the Company’s subsidiary in Mexico writing off VAT receivable in 2010.

The Company earned $191,269 interest income in the current period, principally from the $8,064,000 loan to Trevali, compared to an interest expense of $582 in the prior period.

The Company incurred $Nil write-off in the resource properties in the current period versus $8,180,742 in prior period write-offs related to the Baja IOCG project, Mexico as a result of disappointing exploration results in 2010.

During the six month period, the Company realized $2,508,994 of investment income from sale of International Tower Hill Mines Ltd. (“ITH”) (163,900 shares) and Trevali Mining Corporation (“TMC”) (790,000 shares) common shares, versus $298,609 of investment income from sales of ITH (24,000 shares), TMC (155,000 shares) and Dorato Resources Corp. (60,000 shares) common shares in the prior period. The Company also recorded $65,500 of unrealized gains on Ethos Capital Corp. common shares compared to $15,000 in the prior period. The Company also recorded $1,741,109 unrealized gains on warrants of TMC and Abzu Gold Ltd. (“Abzu”) in the current period versus $132,898 unrealized gains on warrants of TMC and Wealth MInerals Ltd. in the prior period.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 22

Foreign exchange losses of $1,631,590 (2010 - $4,198,449) have decreased as the Company’s exposure to the volatility of its US dollar holdings declined commensurate with its reduced comparative cash position.

Three months ended April 30, 2011 compared to three months ended April 30, 2010

General and administrative expenses decreased by 16% (2011 - $1,687,602, 2010 - $2,005,904), primarily due to the undernoted variances that occurred in individual categories:

  Consulting fees decreased to $337,717 (2010 - $494,071) primarily due to the fees paid to the consultants hired on the sale of the Pampa de Pongo property, which has no comparative impact for the current period;

  Salaries decreased to $347,059 (2010 - $492,499) primarily due to the cost recoveries of $238,766 (2010 - $74,102) from geological services provided to the other Cardero group companies;

  Insurance decreased to $26,995 (2010 - $44,699) primarily due to a decrease in the Directors and Officers insurance premiums and recoveries of office related insurance from other Cardero group of companies;

  Investor relations decreased to $350,120 (2010 - $409,560), primarily due to stock-based compensation charges of $209,390 last year versus $Nil in 2011.

Other items showed a loss of $3,228,028 in the current quarter versus a loss of $12,744,709 in the comparable quarter of 2010. Due to their nature, these transactions relate to events that do not necessarily generate comparable effects on the Company’s operating results. Significant areas of change include:

  Foreign exchange resulted in a loss of $1,614,056 (2010 - $3,957,437) as a result of lower US dollar holdings generally

  Interest income of $149,111, principally from the Loan to Trevali, versus an interest expense of $993

  Realized gains from the sale of available-for-sale investments were $312,096 (2010 - $162,517) resulting from the current period sale of 38,400 shares of ITH;

  Unrealized loss on derivative investments (warrants) were $1,961,714 (2010 – gain of $13,361). For the current period the loss is comprised of a decrease in the value of TMC warrants and Abzu warrants.

  Losses on investments accounted for using the equity method were $155,965 (2010 - $Nil).

SUMMARY OF QUARTERLY RESULTS

The table below sets out the quarterly results, expressed in Canadian dollars, for the past three fiscal years:

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 23

Fiscal 2011

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$42,158	$149,111
Gain on sale of investments	2,196,898	312,096
Net income (loss)	4,349,493	(2,859,179)
Net income per share	0.07	(0.05)
Comprehensive income (loss)	21,444,911	11,126,777

Fiscal 2010

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$411	$(993)	426	192
Gain (loss) on resource property	89,406,016	(780,415)	(891,388)	(7,056)
Gain on sale of investments	136,092	162,517	-	641,042
Net income (loss)	62,261,575	(14,053,095)	(4,092,028)	834,517
Net income per share	1.06	(0.24)	(0.07)	0.01
Comprehensive income (loss)	69,081,221	(11,456,150)	(6,854,748)	11,404,744

Fiscal 2009

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$7,131	$5,446	$(135)	12,133
Gain (loss) on resource property	-	-	8,731,350	(133,695)
Gain on sale of investment	660,103	1,722,356	-	335,795
Net income (loss)	(2,997,821)	193,054	4,391,076	(1,840,937)
Net loss per share	(0.05)	0.00	0.08	(0.03)
Comprehensive income (loss)	1,400,502	(671,416)	6,506,293	2,895,749

Notes:	1)	There were no discontinued operations or extraordinary items in the periods under review.
	2)	The basic and diluted losses per share were the same in each of the periods.

The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property evaluation program and the timing and results of the Company’s exploration activities on its then current properties, none of which are possible to predict with any accuracy. There are no general trends regarding the Company’s quarterly results, and the Company’s business of mineral exploration is not seasonal. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options or paid any employee bonuses and these are the factors that account for material variations in the Company’s quarterly net losses, none of which are predictable. In addition, results in fiscal 2010 were significantly influenced by the one-time sale of the Pampa de Pongo property. While the Company may seek, in the future, to sell some or all of the interests in other of its mineral properties, the timing and potential effect of any such sale is impossible to predict. The write-off of mineral properties can have a material effect on quarterly results as and when they occur. Another factor which can cause a material variation in net loss on a quarterly basis is the grant of stock options due to the resulting stock-based compensation charges which can be significant when they arise. The payment of employee bonuses (which tend to be awarded in July), being once-yearly charges, can also materially affect operating losses for the quarters in which they occur. General operating costs other than the specific items noted above tend to be quite similar from period to period. The variation in income is related solely to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities which will vary with overall market conditions, and is therefore difficult to predict.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 24

LIQUIDITY AND CAPITAL RESOURCES

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker options issued in connection with such private placements. However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. In addition, the Company can raise funds through the sale of interests in its mineral properties (as, for example, with the sale of the Pampa de Pongo project) which raised $88,372,433 net of costs).

The Company expects that it will operate at a loss for the foreseeable future, notwithstanding the income recognized on the Pampa de Pongo transaction. The Company currently has no funding commitments or arrangements for additional financing at this time (other than the potential exercise of outstanding options or warrants or the sale of some or all of its investments) and there is no assurance that the Company will be able to obtain additional financing on acceptable terms, if at all. There is significant uncertainty that the Company will be able to secure any additional financing required for the development of any of its mineral properties, or to develop any advanced properties that it may acquire. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

As at April 30, 2011, the Company reported cash and cash equivalents of $6,728,737 compared to $52,264,003 at October 31, 2010 and $5,823,196 as at October 31, 2009. The change in cash over the period is comprised of funds used in investing activities of $8,315,349 (principally from the purchase of investments), less $36,878,641 ($25,601,634 relating to income tax payable on the sale of Pampa de Pongo and $8,254,885 loaned to Kria Resources Ltd. (now a wholly owned subsidiary of TMC)) used in operations and $1,026,150 provided by financing activities due to proceeds from shares issued. As at April 30, 2011, the Company had working capital of $15,823,815, compared to working capital of $26,549,076 at October 31, 2010 and $3,803,620 at October 31, 2009.

The Company has no exposure to any asset-backed commercial paper. Other than cash held by its subsidiaries for their immediate operating needs in the United States, Mexico, Peru and Argentina, all of the Company’s cash reserves are on deposit with major financial institutions or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, in order to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

There have not been any material changes in the Company’s contractual obligations for mineral property lease and option payments and committed operating lease obligations as disclosed in its MD&A for the period ended April 30, 2011, except that, by virtue of the acquisition of Coalhunter, the Company is therefore responsible for the balance of the acquisition payments to be made under the property agreements with respect to the Carbon Creek Metallurgical Coal deposit. The remaining payments under these agreements are as follows:

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 25

1.

A payment of $5,000,000 is payable within 4 months of the issuance of certain coal tenure licenses by the Province of British Columbia (which payment the Company anticipates will be due in the first quarter of the fiscal year ending October 31, 2012), together with the concurrent issuance of 400,000 common shares (originally, 500,000 Coalhunter common shares);

2.	A payment of $2,500,000 is payable on or before December 31, 2011.

OFF BALANCE-SHEET ARRANGMENTS

The Company has no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

(a)	Due to related parties

During the periods ended April 30, 2011 and 2010, the Company incurred the following expenses to officers or directors of the Company or companies with common directors:

	April 30, 2011	April 30, 2010
Consulting fees	$45,000	$45,000
Professional fees	$41,250	$44,363

At April 30, 2011, there was $7,700 (October 31, 2010 - $7,700) included in accounts payable and accrued liabilities. Professional fees include amounts paid to a law firm of which a director is a shareholder.

(b)	Due from related parties

Amounts due from related parties are comprised as follows:

	April 30, 2011	October 31, 2010
		(audited)
Unsecured promissory notes, 1% per annum, due the earlier of 30 days after demand or the due date, if applicable:
Trevali Mining Corporation	$186,446	$78,227
Wealth Minerals Ltd.	315,906	305,871
Dorato Resources Ltd.	109,470	143,193
Indico Resources Ltd.	50,398	468,819
Abzu Gold Inc.	48,035	208,345
International Minerals and Mines Limited	18,820	18,820
International Tower Hill Mines Ltd.	35,047	11,185
Balmoral Resources Ltd.	36,073	4,207
Corvus Gold Inc.	17,385	579
Directors, employees and others	50,999	122,304
	$868,798	$1,361,550

The Company recovered $597,458 during the period ended April 30, 2011 (April 30, 2010 -$393,286) in rent and administration costs from Wealth, ITH, Dorato, Indico, Trevali, Balmoral,

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 26

Abzu, Corvus and Lawrence W. Talbot Law Corporation (“LWTLC”), companies with common officers or directors.

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

(c)	Loan receivable

On December 16, 2010, the Company entered into a loan agreement with Kria Resources Ltd. (“Kria”) whereby the Company advanced Kria USD 8,000,000 (the “Loan”) to fund the USD 8,000,000 property payment due by Kria to Xstrata Canada Corporation (“Xstrata”) on or before January 16, 2011 under the terms of the revised Halfmile and Stratmat property purchase agreement dated July 15, 2009, between Kria and Xstrata. The Loan bears interest at 10% per annum, calculated monthly, not in advance and is repayable on or before January 14, 2012. As security for the Loan, Kria has granted in favour of the Company a first charge, mortgage and security interest over all its assets and undertakings. In connection with the Loan, Kria has agreed to issue to the Company 6,400,000 common share purchase warrants of Kria (the “Bonus Warrants”). Each Bonus Warrant will entitle the holder to acquire a common share of Kria at an exercise price of $0.25 until January 14, 2012. On April 7, 2011, TMC acquired Kria. 6,400,000 Kria bonus warrants were exchanged to 1,280,000 Trevali warrants on 5:1 exchange ratio. As stipulated in the loan agreement, upon the issuance of the bonus warrants to the Company, the interest rate of the Loan was retroactively reduced to 8% to be calculated monthly, and not in advance.

(d)	Related parties

Mr. Stephan Fitch, a director of the Company, is a director and significant shareholder of a private company that is the major shareholder (67%) of International Minerals and Mines Limited (“IMM”). The Company has a 15% interest in International Minerals and Mines Gold Limited, a subsidiary of IMM. The Company considered the collectability of advances totalling $468,099 to IMMG to be doubtful and, accordingly, wrote them off during the year ended October 31, 2009.

Effective October 1, 2005, the Company retained Mr. Carlos Ballon of Lima, Peru, to provide management services on behalf of the Company in Peru through his private Peruvian company, Minera Koripampa del Peru, S.A., for a fee of USD 10,000 per month (reduced to USD 7,500 per month starting from March 2007), which has been expensed to consulting fees. Mr. Ballon became President of Cardero Peru S.A.C. (a Peruvian subsidiary of the Company) in April 2006. Accordingly, Mr. Ballon is a related party with respect to the Company. Prior to Mr. Ballon becoming a related party, the Company entered into a number of mineral property acquisition/option agreements with either Koripampa or Sudamericana de Metales Peru S.A., another private Peruvian company controlled by Mr. Ballon. Such property transactions include those with respect to the Carbonera and Daniella Properties, the Pampa de Pongo Property, the Katanga Property and the Corongo Property (all in Peru).

The presidents of each of Metales y Minerales California, S.A. de C.V. (the Company’s Mexican Subsidiary) and Cardero Argentina, S.A. (the Company’s Argentinean subsidiary) provide management services for USD 3,750 each per month, which is expensed to consulting fees or capitalized to property costs, depending upon the nature of the services.

The Company has entered into a retainer agreement dated May 1, 2007 with LWTLC, pursuant to which LWTLC agrees to provide legal services to the Company. Pursuant to the retainer

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 27

agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $82,500 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice).

PROPOSED TRANSACTIONS

Although the Company is currently investigating/negotiating a number of additional property acquisitions, and is entertaining proposals for the sale or option/joint venture of one or more of its properties, as at the date of this MD&A there are no proposed transactions where the Board of Directors, or senior management who believe that confirmation of the decision by the Board is probable, have decided to proceed with and which are not disclosed herein.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of estimates in the preparation of the Company’s financial statements include the rates of amortization for equipment, the potential recovery of resource property interests, the assumptions used in the determination of the fair value of SBC and the determination of the valuation allowance for future income tax assets. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

CHANGES IN ACCOUNTING POLICIES

There have been no changes in the Company’s accounting policies since November 1, 2010, being the start of the Company’s most recently completed fiscal year.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s cash and resource related investments in common shares of public companies are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

The Company’s equity investments, resource related investments in warrants and accounts payable, are classified at Level 2 of the fair value hierarchy because they are derived directly from the prices of services provided by these parties; however, this is not readily measurable in an active market. The Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s cash at April 30, 2011 was $6,728,737 of which $2,605,457 was held in US, Mexican, Argentinean and Peruvian currencies.

The Company’s receivables and payables at April 30, 2011 were normal course business items that are settled on a regular basis. The Company’s investments in ITH, Corvus Gold Ltd., TMC, Abzu, Wealth, Indico and Dorato are carried at quoted market value or an estimate thereof, and are classified as “available-for-sale” for accounting purposes. The Company’s investment in Ethos Capital Corp. is classified as “held-for-trading” for accounting purposes. All resource related investments in warrants are classified as held-for-trading and are considered derivative financial instruments where changes to the fair value are included in net income. The Company intends to dispose of its resource-related investments as necessary to fund ongoing operations.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 28

MATERIAL PROCEEDINGS

The Company is not a party to any material proceedings.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to provide reasonable assurance that all relevant information required to be disclosed in the Company’s reports filed or submitted as part of the Company’s continuous disclosure requirements is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure and such information can be recorded, processed, summarized and reported within the time periods specified by applicable regulatory authorities.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at April 30, 2011 as required by Canadian and US securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of April 30, 2011, the disclosure controls and procedures were effective.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal control over financial reporting means a process designed by, or under the supervision of, the Company’s certifying officers, and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s GAAP and includes those policies and procedures that:

(a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(b)

are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with the Company’s GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(c)

are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the period beginning on November 1, 2010 and ended on April 30, 2011, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

General

The Canadian Accounting Standards Board has confirmed that effective on January 1, 2011, IFRS replaced Canadian Generally Accepted Accounting Policies (GAAP) as the basis for accounting for publicly accountable enterprises. The first period reported under IFRS by the Company will be the three month period ended January 31, 2012 and the Company’s first fiscal year end date under IFRS will be the fiscal year ending October 31, 2012.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 29

The change from Canadian GAAP to IFRS will be a significant undertaking and may have significant effects on the Company’s accounting, internal controls, disclosure controls and financial statement presentation.

The Company commenced transition plan development in November 2009. The Company has determined its preliminary IFRS policy decisions and significant expected accounting differences, based on an analysis of the current IFRS standards, and the following section outlines each of these. As the conversion work continues, additional differences between Canadian GAAP and IFRS may be identified. As a result, these accounting policy choices may change prior to the adoption of IFRS on November 1, 2011. Although the Company has identified key accounting policy differences, the impact of these differences to its financial statements has not been determined at this time. Decisions with respect to accounting policy changes, outlined below, may change once management has quantified and thoroughly analyzed the effects of such changes and has presented them for final review and approval by the Company’s Audit Committee.

First-time Adoption of IFRS (IFRS 1)

In the first year of transition to IFRS, a company is allowed to elect certain exceptions from IFRS in order not to apply each IFRS on a retrospective basis. IFRS 1 has certain mandatory exemptions as well as limited optional exemptions. Based on analysis to date, the Company expects to apply the following optional exemptions under IFRS 1 that will be significant in preparing the financial statements under IFRS:

  Business Combinations – A company may elect, on transition to IFRS, to either restate all past business combinations in accordance with IFRS 3 “Business Combinations” or to apply an optional exemption from applying IFRS 3 to past business combinations. The Company will elect, on transition to IFRS, to apply the optional exemption such that transactions entered into prior to the transition date of November 1, 2010 will not be restated.

  Share-Based Payments – A company may elect not to apply IFRS 2 “Share-Based Payments” to equity instruments which vested before the transition date to IFRS. The Company will elect, on transition to IFRS, to apply the optional exemption such that equity instruments which vested prior to the transition date of November 1, 2010, will not be restated.

IFRS to Canadian GAAP differences

The following is the preliminary difference between the Company’s Canadian GAAP accounting policies and the policy choices available under IFRS. Based on analysis to date, management believes they may not be material:

Share-based payments – Canadian GAAP allows certain policy choices in the calculation of stock based compensation. The Company currently amortizes grants in their entirety on a straight-line basis over the vesting term. IFRS standards require each tranche in the grant to be amortized over its respective vesting period. As a result of these changes, share-based compensation expense will be accelerated under IFRS. In addition, unvested options at November 1, 2011 will be revalued under IFRS, with consequent adjustments to opening retained earnings. The Company currently vests options at the date of the grant.

Additional Impacts of Adopting IFRS

The Company has determined that the main impact of IFRS on the Company will involve a significant increase in note disclosure as well as certain presentation differences.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 30

Current IFRS Transition Work

  The Company is now quantifying the known differences between IFRS and Canadian GAAP.

  The Company’s finance group is continuing its education program to increase its understanding of IFRS.

  The Company will continue to review all proposed and continuing IFRS amendments by the various regulatory bodies and update or revise the project plan accordingly to ensure it accomplishes a timely and efficient transition to IFRS.

  The Company’s IFRS conversion project is currently on target to meet the changeover date of November 1, 2011.

DISCLOSURE OF OUTSTANDING SHARE DATA

1.	Authorized and Issued capital stock: As at April 30, 2011:

Authorized	Issued	Book Value
An unlimited number of common shares without par value	59,213,302	$71,473,502

As at June 10, 2011:

Authorized	Issued		Book Value
An unlimited number of common shares without par value	82,610,304	(1)	$106,569,005

(1)

These numbers assume that the 312,300 common shares purchased by the Company under its normal course issuer bid, which commenced June 16, 2010 and runs until June 15, 2011 (“NCIB”), will be cancelled and returned to treasury (which has not yet happened). These 312,300 shares, together with any additional shares which may be purchased under the current NCIB, will be cancelled and returned to treasury upon the expiry of the current NCIB.

2.	Options Outstanding: As at April 30, 2011:

Number	Exercise Price	Expiry Date
1,000,000	$1.30	September 11, 2011
360,000	$1.31	December 1, 2011
500,000	$1.41	February 2, 2012
1,485,000	$1.16	July 27, 2012
1,125,000	$1.16	August 11, 2012
100,000	$1.28	September 8, 2012
1,000,000	$1.84	January 28,2013
5,570,000

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 31

As at June 10, 2011:

Number	Exercise Price	Expiry Date
1,000,000	$1.30	September 11, 2011
360,000	$1.31	December 11, 2011
500,000	$1.41	February 1, 2012
1,485,000	$1.16	July 27, 2012
1,125,000	$1.16	August 11, 2012
1,000,000	$1.83	January 28,2013
380,000(1)	$0.0625	June 1, 2013
100,000(1)	$0.1625	June 1, 2013
320,000(1)	$0.3125	June 1, 2013
980,000(1)	$0.375	June 1, 2013
389,143(1)	$0.4375	June 1, 2013
7,639,143

(1)	Former Coalhunter incentive stock options.

3.	As at April 30, 2011, there were no warrants/agent’s warrants outstanding. At June 10, 2011, the following warrants were outstanding:

Number	Exercise Price	Expiry Date
448,000	$0.625	December 17, 2011
240,000	$0.0625	March 1, 2012
120,000	$0.0625	May 20, 2012
120,000	$0.0625	June 15, 2012
240,000	$0.125	January 12, 2013
240,000	$0.125	May 29, 2013
11,200	$0.1563	March 29, 2012
25,200	$0.1563	April 6, 2012
672,000	$0.375	June 14, 2012
140,000	$0.4375	September 22, 2012
1,600,000	$0.50	November 15, 2012
3,856,400(1)

(1)	Former Coalhunter warrants.

NYSE AMEX CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE Amex LLC (“NYSE Amex”). Section 110 of the NYSE Amex Company Guide permits NYSE Amex to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE Amex listing criteria, and to grant exemptions from NYSE Amex listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE Amex standards is posted on the Company’s website at www.cardero.com and a copy of such description is available by written request made to the Company.

Cardero Resource Corp.
Form 51-102F1
Management Discussion & Analysis
Six month period ended April 30, 2011	Page 32

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.cardero.com. Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.